Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Momenta Pharmaceuticals, Inc. for the registration of shares of its common stock, preferred stock, debt securities and warrants for a proposed maximum aggregate offering price of $150,000,000 and to the incorporation by reference therein of our reports dated March 10, 2009, with respect to the consolidated financial statements of Momenta Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Momenta Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
December 7, 2009